April 26, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated April 17, 2013, regarding Energizer Resources Inc. Form 10-K for Fiscal Year Ended June 30, 2012

File No. 000-51151

Ladies and Gentlemen:

This letter responds, on a correspondence basis only, to the staff’s comments set forth in the April 17, 2013 letter regarding the above-referenced Form 10-K (as amended) for the fiscal year ended June 30, 2012. For your convenience, the staff’s comment is included below. Our responses are as follows:

Staff Comment No. 1.

Exhibit 10.6 – Joint Venture Agreement (“JVA”) between Malagasy Minerals Limited (“MGY”) and Energizer Resources Inc. - It appears that the sublease agreements included as Annexures B and C to the Joint Venture Agreement have not been entered into. Please advise us of the company’s exploration rights with respect to the joint venture property since it appears that the company does not have any rights pursuant to the sublease agreements.

Energizer’s Response:

In response to your question relating to the JVA between MGY and Energizer please note that Clause 10 of the JVA provides that MGY must procure the Permit Holders to:

•	grant the Industrial Mineral Rights, of which the minerals are defined in Schedule 2 of the JVA, the exclusive right to carry out exploration and mining within the Area of Interest, as defined in Schedule 3 and Annexuure A of the JVA, to MadagascarCo; and
•	enter into the Sublease Agreements with MadagascarCo, and any other agreements required to give effect to the rights to carry out Exploration as described in clause 10.1(a).

The requisite Sublease Agreements, the form of which is set out in Annexures B and C to the JVA, have been executed by the parties to the JVA.

Energizer Resources Inc. hereby acknowledges that:

•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact the undersigned at (416) 364-4911.

Sincerely,

Energizer Resources Inc.

/s/ Peter Liabotis

Peter Liabotis

Senior Vice President and Chief Financial Officer

cc: Jill Arlene Robbins, P.A.